EXHIBIT 14

CODE OF BUSINESS CONDUCT & ETHICS

Dear Colleague,

At GMX Resources Inc., we believe in acting with integrity in all that we do. This is more important now than ever before, as corporate business practices are increasingly scrutinized and regulations intensify.

Our company’s success depends on ensuring that we continue to hold ourselves to the highest ethical standards. Our Code of Business Conduct and Ethics (the “Code”) helps us do this. It provides guiding principles to show you how to conduct business, examples to assist you in resolving potentially troubling issues, and contact information to help you seek advice.

Please read through the Code carefully and thoroughly, as it has been updated to reflect our growing and evolving business. You will be asked to formally acknowledge that you have read the Code, understand it, and agree to abide by it.

The principles of the Code apply to everyone at GMXR, regardless of their job function or seniority. Each of us must do our part to preserve our core values and correct violations. I encourage you to discuss any questions or concerns you have about the Code or any activity at our Company with your manager or any other Company representative listed in the Code. Our Company will treat reports of violations confidentially, and no one who reports a suspected violation in good faith will be subject to retaliation for making such a report.

Please join me in renewing our commitment to protecting and strengthening our Company’s most important attribute—our reputation of integrity.

Thank you,

/s/ Ken Kenworthy, Jr.

Ken Kenworthy, Jr.

Chairman and Chief Executive Officer

ABOUT THE CODE OF BUSINESS CONDUCT & ETHICS

•	Read through the entire Code.

•	Think about how the Code applies to your job, and consider how you might handle situations to avoid improper, illegal or unethical actions.

•	Use the questions and answers to help clarify how you should act in situations that you may encounter.

•	If you have questions, ask your supervisor or manager or contact another one of the resources listed in this Code.

Ethical decision-making is essential to the success of our Company. Some decisions are obvious and easy to make; others are not. When faced with a difficult situation, asking ourselves the questions below can help us to make the right ethical decisions.

Four “yes” answers are required to qualify an action as ethical and in step with GMXR’s values.

1.	Is it legal? If you think an action may be illegal, do not proceed. If you need information about which laws apply in a given situation, talk with your supervisor, manager or GMXR’s legal counsel.

2.	Is it consistent with Company policy? If the proposed action does not comply with Company policy, you should not do it.

3.	Is it consistent with our culture? Consider whether the action would be consistent with our Company’s core values: integrity, commitment, respect and discipline.

4.	If it were made public, would I be comfortable? Ask yourself if you would make the same decision if you knew that it would be reported on the front page of tomorrow’s newspaper.

Waivers of the Code

In some cases, our Company may waive compliance with this Code, which means that it may permit a person an exception to this Code. Waivers of this Code will rarely be granted and will be based on extraordinary circumstances or events. Waivers will be granted on a case-by-case basis. Only the Board may waive a violation of this Code by a member of our Board or an executive officer.

If the Audit Committee determines that a member of our Board or an executive officer has violated this Code, but elects not to take any action against the offender, the matter will be referred to the full Board. The Board will then review the alleged violation and determine whether to take action or to waive the violation. Any waiver of this Code for a member of our Board or an executive officer will be promptly disclosed as required by applicable law, Securities and Exchange Commission rules and regulations, and NYSE listing standards.

Competition and Fair Dealing

We seek to outperform our competition fairly and honestly through superior performance, never through unethical or illegal business practices. While our Company needs to know what our competitors are doing in order to effectively compete, none of us may gather information about our competitors using deception, theft or other illegal or unethical means. We must be particularly careful not to request information from new hires about their former employers. We must also exercise caution when conducting market research (including benchmarking), directly or through our suppliers and other vendors. We may gather publicly available information about our competitors by using any channels by which such information is available to the public. We may also gather information about a competitor when we are specifically invited by the competitor to do so. However, we may never:

•	Misrepresent our identity or intent in obtaining information regarding a competitor; or

•	Attempt to influence another person to breach an agreement of confidentiality (including former employees of competitors).

Conflicts of Interest

At GMXR, we always expect one another to act in the best interests of the Company. This means that business decisions should be made free from any conflict of interest. They should also appear impartial. We must make our decisions based on sound business reasoning.

Conflicts of interest may occur when an individual’s outside activities or personal interests conflict or appear to conflict with his or her responsibility to GMXR. An outside activity would be considered a conflict of interest if it:

•	Has a negative impact on our business interests;

•	Negatively affects GMXR’s reputation or relations with others; or

•	Interferes with an individual’s judgment in carrying out his or her job duties.

Employees, directors and members of their immediate families must never:

•	Compete against the Company;

•	Use their position or influence to get an improper benefit for themselves or others;

•	Use Company information, assets or resources for their personal gain or the improper benefit of others; or

•	Take advantage of inside information or their position with the Company.

You should contact your manager or supervisor if you become aware of a conflict of interest. If you are an officer, you should contact the Board of Directors.

Personal Investments and Corporate Opportunities

We have a right to manage our personal finances, but we must be careful to avoid conflicts of interest when doing so. We may not own (directly or indirectly) a substantial interest in any business with which our Company does business or competes without the prior written permission of a member of our Executive Management team. As a general guide, a “substantial interest” includes ownership by you or your family member of more than five percent of the ownership interests or any other interest that represents more than five percent of the total assets of you or your family member.

In addition, you may not use your position within our Company for your own personal advantage, such as taking for yourself an investment or another opportunity that you discover through the use of Company property or information. As a general rule, never use Company property or information either for personal gain or to compete with our Company.

Gifts & Entertainment

We must be cautious when giving gifts or entertainment to, or accepting gifts or entertainment from, anyone who does or seeks to do business with our Company. Doing so may influence, or appear to influence, our ability to make objective business decisions. In addition, we may not solicit any gifts or entertainment from current or potential business partners. We may never accept or offer gifts that fit any of the following descriptions:

•	Cash or monetary equivalents, such as gift cards or vouchers;

•	Objects that have significant value, or may appear significant to others; and

•	Other items that tend to indicate preferential treatment.

In addition, we may never accept or offer entertainment that is excessive in value, not business-related, or in an inappropriate setting.

We may accept business-related meals, entertainment, token gifts or favors that do not have significant value and do not create a real or apparent sense of obligation. This rule also applies to any gifts and entertainment given to your family members or a charity you support. If you are ever uncertain about the appropriateness of a gift or entertainment, please contact your supervisor.

Protecting Company Assets

GMXR’s money, facilities, equipment, real property and other Company assets have been acquired through hard work and investment by all of us. We all have an obligation to be prudent about spending Company money and to protect all of our Company’s assets from loss, damage, misuse, theft, unauthorized or improper use or waste. We also have a responsibility to report abuse of our property by others to management.

We must use good judgment when using any Company owned resources. For example, we cannot remove Company-owned property from GMXR work locations for personal use, use GMXR vehicles in unauthorized ways or use Company-paid contractors to perform work at home or for other personal benefit. If we have portable Company equipment that we use at home (such as a cell phone, a laptop or a vehicle), we must take all reasonable steps to prevent it from being damaged, abused, wasted, lost or stolen. While we are at work, we are all expected to be fully engaged in our work and not undertaking personal activities.

We consider every piece of information we own an asset. Some of it we share with others through news releases and public financial reporting. Everything else—including trade secrets, confidential financial information, development plans, and other sensitive corporate and personal information—we protect through careful attention to interpersonal communication, the secure use of all communications media and, where appropriate, legally enforceable agreements. You may not use or reveal Company confidential information proprietary to others unless it is authorized or required by law.

Electronic communication technology plays a vital role in how we conduct our business every day. Access to the Internet, e-mail, telephones, portable telephones, digital assistants and fax machines have become increasingly important. The company maintains this technology for legitimate business activities by authorized individuals, and to support a positive, professional business climate. As employees, we are expected to use such technology responsibly and professionally at all times.

A company’s credibility is judged in many ways; one very important way is the integrity of its books, records and accounting. GMXR is committed to providing our shareholders with full, accurate, timely and understandable information about the Company’s financial transactions and results of operations in accordance with applicable securities laws. Every one of us, regardless of our position within the Company, has an obligation to make sure that the information we contribute to GMXR’s financial records is complete, accurate and timely. Whatever documents you create—time cards, expense reports, inventory records or other business reports—make sure that you include all of the necessary information and that the information is accurate. To ensure that our financial records are correct, follow all internal control procedures, such as providing receipts or backup documentation. Under no circumstances are off-the-books accounts or false or incomplete records allowed.

Audits

Audits performed by our internal and external auditors help ensure compliance with established policies, procedures and controls. They also help identify potential weaknesses so they may be corrected promptly. All of us are required to cooperate fully with internal and external audits.

This means always providing clear and truthful information and cooperating fully during the audit process.

Fraud

Engaging in any scheme to defraud anyone—of money, property or honest services—violates Company policy and the law and carries severe penalties. Those consequences apply to any dishonest or fraudulent activities, including misusing or stealing Company assets or cheating on travel and entertainment expense reports, among other violations. The Company relies on its internal controls and the personal integrity of all its employees and directors to protect Company assets against damage, theft and other unauthorized use.

Teamwork and Respect

We will work together as a team in order to attain our common goals. We will foster a spirit of cooperation among employees and management. We will freely share our time and resources with one another to consistently deliver the performance of GMXR as a whole.

We will treat those with whom we interact, including coworkers, investors and business partners, with respect. We will not tolerate discrimination, hostility or harassment of any kind. Our goal is to create an environment where people feel comfortable as members of our team.

To accomplish these goals we will:

•	Maintain a positive work environment for each other;

•	Treat all coworkers equally and fairly; and

•	Protect our coworkers’ health and safety.

Discrimination and Harassment

We are expected to do our part to maintain an enjoyable and comfortable work environment for our coworkers. This means we do not discriminate against our coworkers or business partners based on their race, sex, national origin, citizenship, military status, sexual orientation, ancestry, age, religion, genetic information, medical condition, disability or any other status protected by applicable law.

We also must never tolerate any form of harassment in our workplace. In general, “harassment” is any action towards another person that creates or intends to create a hostile, intimidating or offensive workplace for that person. Sexual harassment is deliberate or repeated behavior of a sexual nature that is unwelcome. Such conduct can include, but is not limited to:

•	Remarks (comments, suggestions, jokes or requests for sexual favors);

•	Pictures (drawings, photographs or videos); and

•	Physical behavior (suggestive looks, leering, pats or squeezes).

If you feel you or someone else is being harassed or discriminated against, report your concerns to your direct supervisor, any other member of management or Human Resources right away. See your employee or management handbook for more information about harassment and discrimination.

Drugs and Alcohol

It is our responsibility to ensure that our coworkers can operate in safe, healthful and efficient working conditions. Being under the influence of drugs or alcohol while working poses serious safety and health risks not only to the user, but also to everyone else in the workplace. The manufacturing, distribution, unlawful dispensation, possession or use of illegal drugs or alcohol in the workplace also poses unacceptable risks and will not be tolerated.

Safety, Health & the Environment

We are committed to maintaining a safe and healthful work environment and minimizing and mitigating the environmental impact of our operations. For this reason, we must make every effort to comply with all of the occupational health and safety requirements and with applicable environmental requirements that apply to us. In addition, we are expected to work diligently to follow all operating practices and procedures designed to prevent injuries and to protect the quality of the environment in which we operate.

Generally, you are responsible for the following:

•	Exercising maximum care and good judgment at all times to prevent accidents and injuries;

•	Reporting unsafe conditions, equipment or practices;

•	Using required safety equipment provided at all times;

•	Conscientiously observing safety rules and regulations at all times;

•	Reporting all injuries that occur on the job or that affect your job; and

•	Refraining from violence or other conduct that may be hazardous or dangerous to others.

Equal Opportunity & At Will Employment

GMXR offers equal employment opportunity to all job applicants and gives each of us equal consideration in its employment practices. We must abide by all applicable laws regarding equal employment opportunity. This means we recruit, hire, train and promote qualified persons to all positions without discrimination and make all personnel decisions—such as those regarding compensation, benefits, promotions and transfers—in a consistent and non-discriminating manner. Please see your employee or management handbook or contact a member of Human Resources if you have any questions about GMXR’s equal employment opportunity policy.

This Code is not an employment contract and does not create any express or implied promise for specific treatment in any situation. Employment with our Company is “at-will” and is not guaranteed. Your employment may be terminated by you or our Company at any time and for any reason that is not prohibited by law, with or without cause, and with or without notice. No employee or representative of our Company has the authority to make any promises or commitments of continued employment to change this at-will employment status.

Bribery and Corruption

We may not offer or accept any improper payments, gratuities or gifts that are given (or may appear to be given) with the intent to obtain or retain business or secure services. Bribery harms not only our Company, but also the communities where we do business. Our Company has adopted a zero tolerance policy for bribery, regardless of where we are located. This means we may not engage in any form of bribery, including offering, soliciting or accepting anything of value, directly or indirectly, that is given with the intent to obtain or retain business or secure services. There is no exception for small amounts. It is important to remember that engaging in bribery, or even appearing to engage in such activity, can expose at-fault individuals and our Company to criminal liability.

It is especially critical that we never offer or make available anything of value—including money, gifts, services or entertainment—directly or indirectly to any government official or employee. Anti-corruption laws prohibit payments to foreign government officials for the purpose of obtaining, retaining or directing business. A “foreign government official” includes employees of government agencies, political parties and nongovernmental entities, as well as employees of state-owned businesses and businesses in which the government has a significant ownership interest.

Communicating with the Public about GMXR

To protect our Company’s information and ensure it is released to the public accurately and consistently, only designated spokespersons may communicate with the public on behalf of GMXR. If you receive a request from the media for comment of any kind about our Company, you must refer it to the Chief Executive Officer, President or Chief Financial Officer. In addition, only these individuals or individuals they designate are authorized to represent or publicly discuss our Company on the Internet. You may not post information about or participate in conversations regarding our Company on external websites—including blogs, discussion boards, social media sites or any other publicly available online resources—without prior approval.

Political Contributions

GMXR encourages us to positively support the well-being of our communities by participating in the political activities that interest us. However, we must be careful to uphold our Company’s reputation by only participating in such activities on our own time and at our own expense. We may not allow any campaign or candidate to use any Company funds or assets, including facilities, or equipment. In addition, we should never use our Company’s name while taking part in these activities.

Insider Trading Is Prohibited

It is illegal to purchase or sell GMXR securities if you have “material non-public information” concerning GMXR. Securities include common stock, or other debt or equity securities, options or shares held in GMXR investment and retirement plans. It is also illegal to purchase or sell the securities of another company if you have material non-public information about that company. If you engage in insider trading and are caught you could lose your job and be subject to significant civil and criminal penalties. We must never use material non-public information about GMXR or the companies doing business with GMXR for personal gain.

In addition, we must never pass material non-public information on to others who may purchase or sell GMXR securities or the securities of other companies. If you provide a “tip” to someone who then buys or sells securities, both of you can be convicted of insider trading. “Non-public information” is information that is known within the Company and has not been publicly released. “Material information” is information that a reasonable investor would consider important when deciding to buy or sell securities. Some examples of non-public information that could be considered material include:

•	Financial forecasts and strategic plans;

•	Changes in debt ratings or analyst upgrades or downgrades of GMXR securities;

•	Changes in production or earnings, changes in dividends or stock splits;

•	Proposed mergers, acquisitions, or divestitures; and

•	Changes in top management.

Whether any particular information could be considered “material” by a reasonable investor depends on specific circumstances. A major factor in determining whether information is material is the impact that information could have on the Company’s financial condition or stock price. If you are in doubt as to whether non-public information you have is material, you should seek guidance from your supervisor or the Chief Financial Officer.

Reporting Possible Violations and Getting Help

All suspected violations of our policies, procedures or the law should be reported to appropriate personnel as quickly as possible. This ensures that any issues are addressed and resolved in a timely manner. We have an open door culture; we should all feel free to openly discuss any questions or concerns about the way we conduct business. This open communication is vital to our growth as employees, a team and a company.

So if you ever suspect that a policy has been violated, have a question about a policy or practice, or have a suggestion on how to improve things, discuss it with your supervisor.

If you are not comfortable going to your supervisor, you have other options. You may also discuss issues with or report concerns to:

•	The next level of management;

•	The manager responsible for the area concerned; or

•	Human Resources.

We encourage you to discuss any concerns with your supervisor or Human Resources first, as they are usually the best individuals to deal with the issues. They will gather all the information from you, start the process to ensure it is investigated appropriately and report back to you.

You may also make an anonymous report to the GMXR Ethics Point hotline at 1-866-290-2907, or over the internet at www.gmxresources.ethicspoint.com. All reports are taken by an independent firm outside GMXR and there is no way to track the report or determine where the call or report originated. The Company established the hotline to allow anonymous reporting to ensure we learn about incidents or other concerns that raise legal or ethical issues. Although you can remain anonymous, if we do not receive enough information, your concern may not be able to be properly investigated. When you make the report, the representative will make note of all your information and repeat it back to you for clarification. You will also receive a report number and personal identification number with an estimated time to call back for updates or to provide more information.